ELEGANCE BRANDS, INC.

December 13, 2019

Allison Luvera
14126 Marquesas Way #3446
Marina Del Rey, CA 90292

allison.luvera@gmail.com

Re: *Employment Agreement*

Dear Allison:

We are pleased to write this letter to confirm the scope and terms of the employee agreement (the "Agreement") between you ("Employee") and Elegance Brands, Inc., a Delaware corporation ("Elegance Brands" or the "Company"). This Agreement shall also apply to any services performed on behalf of any current or future affiliates, subsidiaries, successors or assigns of Elegance Brands.

Your employment will begin on **December 10th, 2019**.

CONFIDENTIAL INFORMATION, INVENTIONS AND ARBITRATION AGREEMENT

In consideration of my becoming employed by Elegance Brands, Inc., a Delaware limited liability company, I hereby enter into this Confidential Information, Inventions and Arbitration Agreement (the "Agreement"). This Agreement, which is necessary to protect important confidential and proprietary information belonging to Elegance Brands, as well as inventions and other intellectual property that are vital to Elegance Brands' current and future business, is entered into by me and Elegance Brands as of ______________ (the "Effective Date"), on the following terms:

1. NONDISCLOSURE.

1.1 Recognition of Elegance Brands' Rights; Nondisclosure. I acknowledge and agree that during my employment with Elegance Brands, I will have access to certain confidential, proprietary or trade secret information belonging to Elegance Brands. At all times, whether during or after my Employment, I will hold the Confidential Information (defined below) in strictest confidence. I will not, directly or indirectly, use, publish or disclose to any third-party entity or person any of the Confidential Information, except with the express written consent of Elegance Brands' President. I hereby irrevocably, perpetually and unconditionally assign to Elegance Brands any rights I may have or acquire in such Confidential Information and recognize that all Confidential Information is and will be the sole property of Elegance Brands.

1.2 Confidential Information. The term "Confidential Information" means any and all confidential or proprietary knowledge, data or information of Elegance Brands, whether acquired by me from Elegance Brands during my Relationship with Elegance Brands before or after the Effective Date of this Agreement. By way of illustration, "Confidential Information" includes without limitation the following confidential, proprietary or trade secret information belonging to Elegance Brands: (a) trade secrets, inventions, patents, patent applications, mask works, ideas, processes, formulas, source and object codes, sketches, models, drawings, data, algorithms, programs, other works of authorship, know-how, improvements, discoveries, developments, production methods, designs and techniques (collectively referred to below as "Inventions"), including but not limited to; (a) information regarding research and development, new products, product specifications and formulas, designs and specifications, test results, and product development; (b) business proposals, plans, forecasts and strategies, including any marketing, sales, merchandising or strategic plans or strategies; (c) lists of clients, sales representatives, vendors, business contacts, lenders, licensees and suppliers; (d) information about the needs, preferences, identities, and contact information of clients or customers, and any other confidential or private client or customer information, including documents or data bases containing this information; (e) financial or budgetary data and related documents; (f) the existence and terms of business contracts and agreements and pricing information; (g) computer programs, data bases, and proprietary software; (h) operating procedures, business methods and techniques, and production methods; (i) private or confidential personnel information; and (j) information relating to legal affairs and regulatory matters.

1.3 No Improper Use of Information of Prior Employers and Others. I represent that during my Employment, I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or of any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of Elegance Brands any material belonging to any former employer or any other person to whom I have an obligation of confidentiality, unless consented to in writing by that former employer or person. During my Employment, I agree that I will abide by all legally binding continuing obligations between me and my former employers, including agreements regarding the solicitation of personnel. In the performance of my duties, I will use only information that is generally known and used by persons with training and experience comparable to my own, that is common knowledge in the industry or otherwise legally in the public domain, or that is otherwise provided or developed by Elegance Brands.

2. PROPRIETARY RIGHTS; ASSIGNMENT OF INVENTIONS AND CONFIDENTIAL INFORMATION.

2.1 Proprietary Rights. The term "Proprietary Rights" means all trade secret, patent, copyright, and other intellectual property rights throughout the world.

2.2 Non-Assignable Inventions. This Agreement does not apply to an Invention that qualifies fully as a non-assignable Invention under Section 2870 of the California Labor Code (hereinafter "Section 2870"). I have received and reviewed the notification on Exhibit A (the "Limited Exclusion Notification"). My signature acknowledges receipt of Exhibit A.

2.3 Prior Inventions. Any Inventions that I made prior to the commencement of my Employment are excluded from the scope of this Agreement, whether or not patented. To preclude any possible uncertainty, I have set forth on Exhibit B (Prior Inventions) to this Agreement a complete list of all Inventions that: (a) I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my Employment, or are non-Assignable Inventions under Section 2.2 and Exhibit A of this Agreement; (b) I consider to be my property, or the property of third parties; and (c) I wish to have excluded from the scope of this Agreement (collectively, "Prior/Excluded Inventions"). If no such disclosure is attached or Exhibit B has been left blank, I represent and warrant that there are no Prior/Excluded Inventions. If, in the course of my Employment, I incorporate a Prior/Excluded Invention into a Elegance Brands product, process or service, I hereby grant to Elegance Brands a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, import, modify, use, sell and otherwise distribute such Prior/Excluded Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior/Excluded Inventions in any Elegance Brands Inventions or any Elegance Brands product, process or service without Elegance Brands' prior written consent.

2.4 Assignment of Inventions. Subject to Section 2.2 above, I hereby irrevocably and perpetually assign and unconditionally agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to Elegance Brands all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto), whether or not patentable or registrable under copyright or similar statutes, that are made or conceived or reduced to practice, or learned by me, either alone or jointly with others, during the period of my Employment. Inventions assigned to Elegance Brands, or to a third party as directed by Elegance Brands pursuant to this Section 3, are hereinafter referred to as "Elegance Brands Inventions." I also agree to assign all my rights, title and interest in and to any Elegance Brands Invention or Confidential Information to a third party, including government entities, as may be directed by Elegance Brands.

2.5 Obligation to Keep Elegance Brands Informed. I will fully disclose to Elegance Brands within thirty (30) days all Inventions authored, conceived or reduced to practice by me (either alone or jointly with others) that are not otherwise provided to Elegance Brands in writing. If any patent applications are filed by me or on my behalf within one (1) year after termination of my Employment, I will disclose any and all such patent applications to Elegance Brands within thirty (30) days. At the time of each such disclosure, I will advise Elegance Brands in writing of any Inventions that I believe fully qualify for protection under Section 2870, and I will provide to Elegance Brands all evidence necessary to substantiate that belief. Elegance Brands will keep in confidence any confidential information relating to Inventions that qualify fully for protection under the provisions of Section 2870 that is disclosed to it in writing pursuant to this Agreement. I will preserve the confidentiality of any Invention that does not fully qualify for protection under Section 2870.

2.6 Confidential Information/Works of Authorship. **I acknowledge that all Confidential Information that is made by me (solely or jointly with others) within the scope**

of my Employment and that is a work of authorship that is protectable by copyright is a "work made for hire," pursuant to United States Copyright Act (17 U.S.C. Section 101). If any Confidential Information does not fall within the scope of "works made for hire" under applicable law(s), I hereby irrevocably, absolutely and perpetually assign, transfer and convey to Elegance Brands all right, title and interest worldwide in such Confidential Information.

2.7 Enforcement of Proprietary Rights. I will assist Elegance Brands in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Elegance Brands Inventions and other Elegance Brands Confidential Information in any and all countries. To that end, I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as Elegance Brands may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment of them. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to Elegance Brands or its designee. My obligation to assist Elegance Brands with respect to Proprietary Rights relating to such Elegance Brands Inventions and other Confidential Information in any jurisdiction will continue beyond the termination of my Employment, but after such termination Elegance Brands agrees to compensate me at a reasonable rate for time actually spent by me at Elegance Brands' request to provide such assistance.

2.8 Appointment. If Elegance Brands is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified above, I hereby irrevocably designate and appoint Elegance Brands and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to Elegance Brands any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to Elegance Brands.

2.9 Artist's and Moral Rights. If I have any rights in any Elegance Brands Invention or other Elegance Brands Confidential Information, including "artist's rights" or "moral rights" that cannot be assigned, I agree to unconditionally and irrevocably waive enforcement worldwide of such rights against Elegance Brands and all claims and causes of action of any kind against Elegance Brands with respect to such rights, and agree, at Elegance Brands' expense and request, to consent to an join in any action to enforce such rights. If such rights are not waivable, I hereby grant to Elegance Brands a sole, exclusive, royalty-free, irrevocable, perpetual, transferable, assignable, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to such non-waivable rights so that Elegance Brands may fully exploit my retained rights in such Elegance Brands Invention or other Elegance Brands Proprietary Rights, including to make, have made, import, modify, use, copy, perform, display, sell and otherwise distribute such rights in connection with its current and future business, in any medium or format, whether now know or later developed.

3. RECORDS.

I agree to keep, maintain and make available to Elegance Brands adequate and current

records (in the form of notes, sketches, reports, correspondence, lists, specifications, or other information), in any form that may be required by Elegance Brands, of all Confidential Information developed by me and all Inventions made by me during my Employment. I agree that such records are the sole property of Elegance Brands.

4. NO CONFLICTING OBLIGATIONS.

I represent that my performance of all the terms of this Agreement and as an employee of Elegance Brands does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my Employment. I have not entered into, and I agree I will not enter into, any agreement, either written or oral, in conflict with this Agreement.

5. RETURN OF DOCUMENTS.

At the time of termination of my Employment, I will deliver to Elegance Brands (and I will not keep in my possession, recreate, or deliver to anyone else) any and all samples, drawings, notes, memoranda, specifications, devices, formulas, files, and documents, together with all copies of such documents, and any other material containing or reflecting any Elegance Brands Inventions, Third-Party Information or other Confidential Information. I agree that if I take any of these items home during my Employment, I will keep them separate from my personal items, and I will deliver them to Elegance Brands at the time of termination of my Employment. I further agree that any property situated on Elegance Brands' premises and owned by Elegance Brands, including disks and other storage media, e-mails, e-mail files and e-mail software, filing cabinets or other work areas, is subject to inspection by Elegance Brands personnel at any time with or without notice. At the time of termination of my Employment, I will participate in any exit interviews requested of me, and I will cooperate with Elegance Brands in completing and signing any termination statement requested of me.

6. LEGAL AND EQUITABLE REMEDIES.

I understand and agree that violations of Sections 1, 2, 3, 5 and 8 of this Agreement may cause irreparable harm to Elegance Brands and that the amount of the harm may be difficult to ascertain and measure in monetary damages. As a consequence, I acknowledge and agree that my failure to abide by this Agreement will entitle Elegance Brands to injunctive relief, including without limitation immediate issuance of a Temporary Restraining Order followed by entry of a Preliminary Injunction and/or a Permanent Injunction, from a court of competent jurisdiction. Such injunctive or equitable relief may be issued by the court without bond and without prejudice to any other rights and remedies, under this Agreement or otherwise, that Elegance Brands may have.

7. NOTIFICATION TO OTHER PARTIES.

If and when I leave the employ of Elegance Brands, I will notify my new employer, or any other party with whom I maintain an independent contractor relationship, of my rights and

obligations under this Agreement at or before the time I am hired, but in no event more than five (5) days after commencing employment or performing services.

8. NON-SOLICITATION COVENANTS; NO CONFLICTING EMPLOYMENT.

8.1 In addition, to protect Elegance Brands' goodwill and its extensive time, effort and financial resources invested in Elegance Brands' Inventions and Confidential Information, I agree that during my Employment with Elegance Brands and for a period of one (1) year after its termination (for whatever reason), I will not: (a) solicit, directly or indirectly, any employee, outside sales representative or consultant of Elegance Brands to terminate their employment or independent contractor relationship (as the case may be) with Elegance Brands, either on behalf of myself or on behalf of any other person or entity; (b) solicit, directly or indirectly on behalf of myself or any person or entity other than Elegance Brands, any client or customer of Elegance Brands or licensee of Elegance Brands' products in the beverage alcohol market that purchased product from Elegance Brands in the twelve (12) months immediately prior to my termination date.

8.2 I agree that during my Employment by Elegance Brands I will not, without Elegance Brands' express written consent, engage in any other employment or business or commercial activity directly related to the business in which Elegance Brands is now involved or becomes involved, nor will I engage in any other activities that conflict with my obligations to Elegance Brands.

9. AT-WILL EMPLOYMENT.

I understand and acknowledge that nothing in this Agreement alters or modifies the at-will nature of my employment relationship with Elegance Brands, under which either I or Elegance Brands may terminate my employment at any time, with or without cause or prior notice. This at-will employment relationship cannot be altered or modified by any oral or implied agreement. I further understand and acknowledge that the at-will employment relationship I have with Elegance Brands may only be altered or modified by an express written agreement signed by me and Elegance Brands' President.

10. ARBITRATION.

To the fullest extent permitted by law, Elegance Brands and I agree that any dispute, claims or causes of action that either Elegance Brands or I have that arise out of or are related to this Agreement, my Employment, or the termination of my employment relationship with Elegance Brands – whether under federal law, state or local laws, or the common law -- will be submitted to final and binding arbitration before a single, neutral arbitrator who shall be an attorney or retired judge. The arbitrator shall be selected by mutual agreement of the parties. In the event the parties are unable to agree on the selection of an arbitrator, the parties agree that the arbitrator shall be appointed by ADR Services, Inc. in accordance with its rules. The only matters excluded from this arbitration provision are: (1) claims that cannot be required to be submitted to arbitration by law,

such as claims for workers' compensation benefits, unemployment insurance, or administrative charges filed with certain state or federal agencies such as the EEOC, DFEH or NLRB; or (2) claims by either me or Elegance Brands for injunctive or declaratory relief relating to the enforcement or interpretation of this Agreement, as referenced in Section 11.1 below.

The arbitrator shall have the exclusive authority to resolve such disputes and the arbitrator's decision shall be final and binding, subject only to limited review as provided by applicable law. The arbitrator shall issue a written opinion setting forth the basis of the decision. The arbitrator shall also have the power to award the prevailing party in the arbitration his, her or its reasonable attorneys' fees and costs in the arbitration, but only to the extent permitted by law based upon a statutory authorization.

The arbitration shall be governed by the Federal Arbitration Act and subject to the most current version of the ADR Services, Inc. Arbitration Rules and Procedures, except that: (a) the provisions of California Code of Civil Procedure Section 1283.05 shall govern the conduct of discovery; and (b) if the parties mutually agree upon an arbitrator who is not affiliated with ADR Services, Inc., the parties may by mutual agreement use the arbitration rules of any dispute resolution organization with which the Arbitrator is affiliated. The arbitration shall occur in Los Angeles County. Elegance Brands shall bear all costs unique to the arbitration, such as the arbitrator's fee and any administrative fee, and I will be required to pay only an administrative fee comparable to the filing fee required for filing a civil action in a California state court. Any claims filed under this arbitration provision will be subject to the applicable statute of limitations under state or federal law.

ELEGANCE BRANDS AND I ACKNOWLEDGE AND AGREE THAT BY SIGNING THIS AGREEMENT AND THEREBY ACCEPTING ARBITRATION FOR RESOLUTION OF DISPUTES, ELEGANCE BRANDS AND I ARE WAIVING THE RIGHT TO A JURY TRIAL FOR THE DISPUTES COVERED BY THIS ARBITRATION PROVISION, AS WELL AS LIMITING THE RIGHTS OF APPEAL ELEGANCE BRANDS AND I WOULD OTHERWISE HAVE IN A CIVIL ACTION FILED IN A COURT OF LAW.

11. VACATION & SICK LEAVE

Vacation and sick time-off may be either paid or unpaid and will be granted solely at the discretion of the company. Vacation and sick leave are not automatic and will be granted only when absences are due to personal leave, legitimate illness or injury.

Sick leave cannot be used for work related injuries--those are handled under Workers' Compensation state laws. Employee will be granted 14 days sick and vacation leave each calendar year.

If an employee is absent for two or more consecutive weeks due to illness or injury, a physician's statement may be requested verifying the disability and its beginning and expected ending dates. Such verification may be requested for other sick leave absences as well and may be required as a condition to receiving sick leave benefits.

12. SERVICES TO BE PERFORMED.

I hereby agree to provide services as Chief Marketing Officer for Elegance Brands. In providing such services, I agree to:

(a) Develop comprehensive marketing strategies that advance and support company goals.
(b) Responsible for all development of brand-wide campaigns and promotions.
(c) Lead all digital, event, brand and materials focusing on both B2B and B2C.
(d) Effectively manages social media marketing activities through building a digital presence and bringing the Company's brand to life.
(e) Create and manage budgets for marketing campaigns and track and report on ROI.
(f) Develop innovative and non-traditional ways to go to market to support brand objectives.
(g) Act as the internal champion for our brands.
(h) Build and write content for multi-channel distribution.
(i) Develop standards, systems and best practices for content creation, distribution and maintenance.
(j) Integrate content activities with traditional marketing campaigns.
(k) Map out a content strategy that supports and extends the marketing strategy and goals, both short and long term.
(l) Work closely with other departments to ensure that marketing campaign and content are line with the overall business strategy and meet the needs of all key stakeholders. This includes working with the sales department on new initiatives to increase revenue.
(m) Establishes and maintains a consistent image throughout all brands, product lines, promotional materials and events.
(n) Represents company at industry meetings; establishes and maintains relationships with industry influencers and key strategic partners.
(o) Ensure all content is on brand, consistent in style and optimized for all channels. Leads internal branding initiatives and project streams for implementation of all of Elegance Brands' brands.
(p) Hold Elegance Brands' confidential and proprietary information and other intellectual property (as defined in the "Confidential Information" section above) in the strictest confidence and not, directly or indirectly, use, publish, or disclose to any third-party entity or person any of the Confidential Information, except with the express written consent of Elegance Brands' CEO; and
(q) Comply fully with all relevant laws, regulations and ordinances related to the sale of Elegance Brands products.

13. COMPENSATION.

You will be paid an annual salary of $225,00. Your salary will be paid on a biweekly basis, less all applicable taxes and withholdings.

You will have the ability to earn an annual bonus of \$50,000 and 300,000 performance shares in Elegance Brands based on KPI's in Exhibit C. The 300,000 performance shares will be broken up into two (2) 150,000 share tranches and can be earned after August 26th, 2020.

Total expenses shall not exceed \$5,000 per year without prior written consent. All travel plans must be authorized in advance in writing on a monthly basis and will be booked by a represented of the Company, and not the Employee. Any expenses over \$250 must be authorized in advance in writing.

During your employment, you will receive a monthly health benefit allowance of \$700.00, less all applicable taxes and withholdings.

14. GENERAL PROVISIONS.

13.1 Governing Law; Court Actions for Injunctive Relief under This Agreement. This Agreement will be governed and construed in accordance with the laws of the State of California without giving effect to conflict of laws principles that would require the application of the laws of any other jurisdiction. Consistent with Sections 6 and 10 above, I agree that any action or proceeding that I or Elegance Brands file against each other for injunctive or declaratory relief to enforce Sections 1, 2, 3, 5 and 8 of this Agreement may be filed in a federal or state court of competent jurisdiction, located in Los Angeles County, California, notwithstanding the arbitration provisions of Section 10. I hereby irrevocably submit to the personal jurisdiction and venue of and agree to service of process issued or authorized by, the courts, federal or state, located in Los Angeles County, California in any action or proceeding by me or Elegance Brands to seek injunctive or declaratory relief to enforce this Agreement. In any such action in court seeking injunctive or declaratory relief to enforce this Agreement, the prevailing party will be entitled to recover from the other party his, her or its reasonable attorneys' fees, costs and expenses, in addition to any other relief it may receive.

13.2 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable by a court of competent jurisdiction, the parties agree to replace such provision with a valid, legal and enforceable provision that most closely approximates the intent and effect of the invalid provision to the extent possible. In any event, the remaining provisions this Agreement will continue in full force and effect without being impaired or invalidated in any way by the provision that is held to be invalid and stricken. Moreover, if any provision of this Agreement is held to be excessively broad as to duration, geographical scope, activity or subject, it will be construed by limiting and reducing it, so as to render it enforceable to the extent permissible under applicable law.

13.3 Successors and Assigns. This Agreement will bind my heirs, executors, administrators and legal representatives and is for the benefit of Elegance Brands. Elegance Brands may freely assign this Agreement and its rights hereunder.

13.4 Survival. The provisions of this Agreement will survive the termination of my Employment and the assignment of this Agreement by Elegance Brands to any successor or assignee.

13.5 Waiver. All waivers must be in writing. Elegance Brands' waiver of enforcement of any provision herein on one occasion will not be deemed or construed as a waiver of any other provision, or of such provision on any other occasion.

13.6 Amendments. No modification of or amendment to this Agreement will be effective unless in writing and signed by both parties.

13.7 Advice of Counsel; Voluntary Execution. I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT WILL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION OF IT. I CERTIFY AND ACKNOWLEDGE THAT I HAVE CAREFULLY READ ALL OF THE PROVISIONS OF THIS AGREEMENT AND THAT I UNDERSTAND AND WILL FULLY AND FAITHFULLY COMPLY WITH SUCH PROVISIONS.

13.8 Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original, but all of which together will constitute the same instrument.

13.9 Entire Agreement. This Agreement sets forth the complete, exclusive and final agreement of the parties concerning the subject matters contained in this Agreement, and supersedes, replaces and merges all prior and contemporaneous agreements, understandings and discussions between me and Elegance Brands, whether written or oral, concerning its subject matter. This Agreement applies to the entire period of my employment with Elegance Brands, whether before or after the Effective Date of this Agreement.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS, AND BY SIGNING IT I FREELY AND VOLUNTARILY ACCEPT THE TERMS OF THIS AGREEMENT. I HAVE RECEIVED AND REVIEWED EXHIBIT A AND EXHIBIT C TO THIS AGREEMENT AND HAVE COMPLETELY FILLED OUT EXHIBIT B TO THIS AGREEMENT.

By: ______________________________ Dated: December 13, 2019

(Signature)

Printed Name: Allison Luvera 12/13/19

Witness: ______________________________

ACCEPTED AND AGREED TO:

ELEGANCE BRANDS, INC.

By: ______________________________ Dated: 12/13/2019, 20___

Title: CEO

Exhibit A

Limited Exclusion Notification

This is to notify you, in accordance with Section 2870 of the California Labor Code, that the foregoing Confidential Information and Inventions Agreement between you and Elegance Brands does not require you to assign or offer to assign to Elegance Brands any invention that you developed entirely on your own time without using Elegance Brands' equipment, supplies, facilities or trade secret information, except for those inventions that either:

1. Relate at the time of conception or reduction to practice of the invention to Elegance Brands' business, or actual or demonstrably anticipated research or development of Elegance Brands; or

2. Result from any work performed by you for Elegance Brands.

To the extent a provision in the foregoing Confidential Information and Inventions Agreement purports to require you to assign an invention otherwise excluded from the preceding paragraph, the provision is against the public policy of California and is unenforceable.

This limited exclusion does not apply to any patent or invention covered by a contract between Elegance Brands and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.

I ACKNOWLEDGE RECEIPT of a copy of this notification.

____
(Signature)

Allison Luvera
(Printed Name)

12/13/19, 20__
(Date)

Exhibit B

List of Prior or Non-Assignable Inventions

The following is a complete list of all Inventions relevant to the subject matter of my Employment that either (a) have been made or conceived or first reduced to practice by me alone or jointly with others prior to my employment by Elegance Brands; or (b) are non-assignable Inventions belonging to me in accordance with Section 2.2 and Exhibit A of this Agreement. If no Inventions are listed below or on additional sheets, it is because no such Inventions exist.

Title	Date	Identifying Number or Brief Description

□ Additional sheets attached.

Signature of Employee: [signature] Dated: 12/13/19, 20___

Printed Name: Allison Luvera

Exhibit C

KPIs

To be noted upon completion of first 60 days of employment and mutually agreed by both parties.